Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
October 30, 2008	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Executive Vice President, General Manager of Administration Group

• SIGNATURES

• Press release regarding TDK’s Consolidated results for the 2nd quarter of FY March 2009
Summary
1. Summary Information Regarding Consolidated Business Results
2. Summary Information Regarding Consolidated Financial Position
3. Summary Information Regarding Consolidated Projections
4. Others
5. Balance sheets
6. Statements of income
7. Statements of cash flows
8. Segment Information
9. Supplementary Information

TDK Corporation
October 30, 2008

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Tatsuhiko Atsumi	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 2nd quarter of FY March 2009
Summary (April 1, 2008 - September 30, 2008)

Term	1H of FY2008		1H of FY2009			Change
	(April 1, 2007 - Sep. 30, 2007)		(April 1, 2008 - September 30, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	433,088	100.0	396,537	100.0	3,812,856	(36,551)	-8.4
Operating income	47,145	10.9	14,381	3.6	138,279	(32,764)	-69.5
Income before income taxes	48,362	11.2	14,826	3.7	142,558	(33,536)	-69.3
Net income	34,626	8.0	11,868	3.0	114,115	(22,758)	-65.7

Per common share:
Net income / Basic	Yen 266.16		Yen 92.02		U.S.$0.88
Net income / Diluted	Yen 265.81		Yen 91.97		U.S.$0.88

Capital expenditures	38,242	—	67,716	—	651,115	29,474	77.1
Depreciation and amortization	33,112	7.6	38,824	9.8	373,308	5,712	17.3
Research and development	27,051	6.2	27,149	6.8	261,048	98	0.4
Result of financial income	4,673	—	1,899	—	18,260	(2,774)	-59.4
Ratio of overseas production	68.5%	—	74.2%	—	—
Number of employees	58,170	—	65,243	—	—

Note:
     U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
TDK Corporation
October 30, 2008

2nd quarter consolidated results (July 1, 2008 - September 30, 2008)

Term	2Q of FY2008		2Q of FY2009			Change
	(July 1, 2007 - Sep. 30, 2007)		(July 1, 2008 - September 30, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	226,389	100.0	205,914	100.0	1,979,942	(20,475)	-9.0
Operating income	31,016	13.7	8,988	4.4	86,423	(22,208)	-71.0
Income before income taxes	28,181	12.4	9,249	4.5	88,933	(18,932)	-67.2
Net income	18,604	8.2	7,422	3.6	71,365	(11,182)	-60.1

Per common share:
Net income / Basic	Yen 144.09		Yen 57.55		U.S.$0.55
Net income / Diluted	Yen 143.91		Yen 57.51		U.S.$0.55

Capital expenditures	16,072	—	36,589	—	351,817	20,517	127.7
Depreciation and amortization	16,959	7.5	20,426	9.9	196,404	3,467	20.4
Research and development	13,493	6.0	13,889	6.7	133,548	396	2.9
Result of financial income	2,261	—	860	—	8,269	(1,401)	-62.0
Ratio of overseas production	69.6%	—	74.4%	—	—

Note:
     U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
[Summary Information and Financial Statements]
1. Summary Information Regarding Consolidated Business Results
Consolidated results for the first half of fiscal 2009, the six-month period from April 1, 2008 through September 30, 2008, were as follows:
The first half of fiscal 2009 in the electronics market, which has a large bearing on the Company’s consolidated performance, saw a year-on-year rise in production of flat-screen TVs, home game consoles, notebook PCs, HDDs and mobile phones, in particular. However, demand softened for finished products with sophisticated features such as flat-screen TVs and mobile phones, particularly in industrialized nations. Because the production of high-performance products had largely driven demand for electronic components, electronic component demand also dropped as consumer appetite for high-performance products faded. This in turn led to further erosion in prices for electronic components.
TDK posted consolidated net sales of ¥396,537 million (U.S.$3,812,856 thousand), down 8.4% year on year from ¥433,088 million in the first half of fiscal 2008. Operating income fell 69.5% from ¥47,145 million to ¥14,381 million (U.S.$138,279 thousand). Income before income taxes declined 69.3% from ¥48,362 million to ¥14,826 million (U.S.$142,558 thousand). Net income declined 65.7% from ¥34,626 million to ¥11,868 million (U.S.$114,115 thousand). Basic net income per common share was ¥92.02 (U.S.$0.88), compared with ¥266.16 in the first half of fiscal 2008.
Average first-half yen exchange rates for the U.S. dollar and euro were ¥106.12 and ¥162.80, respectively, as the yen appreciated 11.1% versus the U.S. dollar and depreciated 0.3% against the euro, compared with the first half (April 1 to September 30) of the previous fiscal year. This lowered net sales by approximately ¥38.3 billion and operating income by approximately ¥12.7 billion.
(Sales by Sector)
TDK’s net sales are made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) others. Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business. Because recording media sales accounted for less than 10% of total net sales in the first half of fiscal 2009, these sales were included in the “others” sector. Sector sales were as follows.
(1) Electronic materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
Sales in the electronic materials sector dropped 10.3% from ¥102,766 million to ¥92,188 million (U.S.$886,423 thousand).
[Capacitors] Sales decreased year on year. This reflected lower sales of multilayer ceramic chip capacitors, the main product in the capacitors category, particularly for use in PCs. Falling prices and the yen’s appreciation against the U.S. dollar were other factors behind the decrease in overall sales.
[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year, with higher magnet sales outweighing lower ferrite core sales.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
(2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector declined 5.5% from ¥104,436 million to ¥98,728 million (U.S.$949,308 thousand).
[Inductive devices] Sales of inductive devices decreased year on year, the result mainly of lower sales of signal line coils for the auto market, multilayer products for flat-screen TVs, and transformers for home appliances.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales for PC applications.
[Other products] Sales of other products were down year on year, with higher sensor and actuator sales unable to fully compensate for lower sales due to the termination of some power supply products and falling sales to the semiconductor market.
(3) Recording devices
This sector has two product categories: HDD heads and other.
Sector sales decreased 4.4% from ¥156,920 million to ¥150,069 million (U.S.$1,442,971 thousand).
[HDD heads] Sales decreased year on year. While the TDK Group’s HDD head sales volume increased on the back of higher demand for HDD heads in line with rising HDD unit production, overall sales were reduced by the impact of falling prices and the yen’s appreciation against the U.S. dollar.
[Other] Category sales increased year on year, mainly because sales of an HDD suspension assembly business that became a subsidiary in November 2007 contributed to first-half results for the first time.
(4) Others
This sector includes all TDK products not included in the three sectors above. The main products in the others sector are recording media, anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries).
Sector sales declined 19.5% from ¥68,966 million to ¥55,552 million (U.S.$534,154 thousand). Sales of energy devices and other new products rose. However, recording media sales fell.
(Overseas Sales)
Detailed sales by region can be found in the segment information on page 10.
[Japan] Overall sales fell, with sales declining in all product sectors except electronic materials.
[Americas] Overall sales declined, with sales decreasing in all product sectors except recording devices.
[Europe] Overall sales declined, with sales decreasing in all product sectors except electronic devices.
[Asia (excluding Japan) and other areas] Overall sales declined, with sales decreasing in all product sectors except others.
As a result, overseas sales declined 6.7% from ¥356,821 million to ¥332,929 million (U.S.$3,201,240 thousand). Overseas sales accounted for 84.0% of consolidated net sales, a 1.6 percentage point increase from 82.4% one year earlier.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
2. Summary Information Regarding Consolidated Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet as at September 30, 2008.

Total assets	¥1,063,295 million	(13.7% increase)
Total stockholders’ equity	¥728,189 million	(1.6% increase)
Stockholders’ equity ratio	68.5%	(8.1 percentage point decrease)
At September 30, 2008, cash and cash equivalents were ¥7,512 million higher than at March 31, 2008. Inventories were ¥5,429 million higher, investments in securities increased ¥75,793 million and net property, plant and equipment rose ¥32,199 million over the same period. As a result of these changes, total assets increased by ¥127,762 million compared with March 31, 2008.
Total liabilities increased by ¥116,302 million, mainly reflecting increases of ¥108,548 million in short-term debt and ¥6,762 million in trade payables from March 31, 2008. The increase in short-term debt was mainly due to the procurement of funds for purchasing EPCOS AG shares.
Total stockholders’ equity increased by ¥11,612 million compared with March 31, 2008 due mainly to a ¥2,148 million increase in retained earnings and an ¥8,434 million decrease in accumulated other comprehensive income (loss).
(2-2) Cash Flows
(¥ millions)

	Fiscal 2008 Interim	Fiscal 2009 Interim	Change
Net cash provided by operating activities	42,152	45,841	3,689
Net cash used in investing activities	(52,041)	(142,859)	(90,818)
Net cash provided by (used in) financing activities	(47,748)	99,376	147,124
Effect of exchange rate changes on cash and cash equivalents	(2,066)	5,154	7,220
Net increase (decrease) in cash and cash equivalents	(59,703)	7,512	67,215
Cash and cash equivalents at beginning of period	289,169	166,105	(123,064)
Cash and cash equivalents at end of period	229,466	173,617	(55,849)

Operating activities provided net cash of ¥45,841 million (U.S.$440,779 thousand), a year-on-year increase of ¥3,689 million. Net income decreased by ¥22,758 million to ¥11,868 million (U.S.$114,115 thousand), while depreciation and amortization increased by ¥5,712 million to ¥38,824 million (U.S.$373,308 thousand). In changes in assets and liabilities, trade receivables decreased by ¥23,859 million, inventories decreased by ¥6,363 million, and the decrease in accrued expenses marked a reversal of ¥9,557 million compared with the same period of fiscal 2008.
Investing activities used net cash of ¥142,859 million (U.S.$1,373,644 thousand), ¥90,818 million more than a year earlier. Capital expenditures increased by ¥29,474 million to ¥67,716 million (U.S.$651,115 thousand), proceeds from sale and maturity of short-term investments declined by ¥14,665 million, and acquisition of affiliates

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
increased ¥74,953 million. On the other hand, there was a ¥22,915 million decrease in payment for purchase of short-term investments.
Financing activities provided net cash of ¥99,376 million (U.S.$955,538 thousand), a ¥147,124 million change from the net cash used in the same period of the previous fiscal year. In the first half of fiscal 2008, the Company used ¥39,239 million to acquire its treasury shares and ¥7,946 million to pay dividends, among other outflows that resulted in the use of net cash of ¥47,748 million. In the first half of fiscal 2009, on the other hand, there was a net increase in short-term debt of ¥108,503 million due mainly to the procurement of funds to purchase EPCOS AG shares, while ¥9,027 million was used to pay dividends.
3. Summary Information Regarding Consolidated Projections
[Fiscal 2009 Consolidated Projections]
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2009, the year ending March 31, 2009, are as follows.
[Consolidated Projections for Fiscal 2009]

Term	October 2008				July 2008
	Announcement	FY2008	Change from	% change	Announcement
	FY2009	(Actual)	FY2008	from	FY2009
	(Forecasts)	(¥ millions)	(¥ millions)	FY2008	(Forecasts)
Item	(¥ millions)				(¥ millions)
Net sales	795,000	866,285	(71,285)	-8.2	862,000
Operating income	35,000	87,175	(52,175)	-59.9	69,000
Income before income taxes	31,600	91,505	(59,905)	-65.5	73,500
Net income	25,000	71,461	(46,461)	-65.0	55,500

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

(¥ millions)
Term	FY2009		FY2008
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales
Capital expenditures	85,000	—	84,312	—
Depreciation and amortization	77,000	9.7	71,297	8.2
Research and development expenses	54,000	6.8	57,387	6.6

(Notes)
TDK has revised its projections for fiscal 2009 in consideration of a deterioration in the operating environment from that initially assumed, resulting from the negative effect of the financial crisis triggered in the U.S. on the real economy worldwide.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
Looking at the markets for electronic materials and electronic devices, supply-demand conditions are worse than initially expected and are expected to remain difficult in the second half of fiscal 2009. For this reason, TDK has revised its sales plans assuming that severe price declines will continue going forward and that the market for the full year will contract compared with the previous fiscal year.
Recording Devices
Growth is forecast on a volume basis for HDD demand in fiscal 2009. Accordingly, demand for HDD heads is similarly forecast to expand. However, TDK has revised its sales plans assuming that downward pressure on HDD head prices will increase.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥100 is assumed from the third quarter of fiscal 2009 onward.
(Purchase of EPCOS AG Shares)
On October 17, TDK made EPCOS AG (Headquarters: Germany; President and CEO: Gerhard Pegam) a consolidated subsidiary. Forecast results for EPCOS AG have not been reflected in TDK’s revised consolidated projections.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
4. Others
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. TDK adopted SFAS 157 on April 1, 2008. The adoption of SFAS 157 has no material effect on TDK’s consolidated financial position and results of operations.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
5) Balance sheets

ASSETS
Term	As of September 30, 2008			As of March 31, 2008		Change from	As of June 30, 2008		Change from
						March 31, 2008			June 30, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)	millions)		millions)

Current assets	480,963	45.2	4,624,644	462,820	49.5	18,143	487,973	49.2	(7,010)
Cash and cash equivalents	173,617		1,669,394	166,105		7,512	185,814		(12,197)
Net trade receivables	160,913		1,547,240	157,118		3,795	159,495		1,418
Inventories	94,245		906,202	88,816		5,429	93,897		348
Other current assets	52,188		501,808	50,781		1,407	48,767		3,421

Noncurrent assets	582,332	54.8	5,599,346	472,713	50.5	109,619	503,752	50.8	78,850
Investments in securities	144,507		1,389,490	68,714		75,793	68,464		76,043
Net property, plant and equipment	299,348		2,878,346	267,149		32,199	297,621		1,727
Other assets	138,477		1,331,510	136,850		1,627	137,667		810
TOTAL	1,063,295	100.0	10,223,990	935,533	100.0	127,762	991,725	100.0	71,570

LIABILITIES AND STOCKHOLDERS’ EQUITY
Term	As of September 30, 2008			As of March 31, 2008		Change from	As of June 30, 2008		Change from
						March 31, 2008			June 30, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)	millions)		millions)

Current liabilities	278,502	26.2	2,677,904	161,961	17.3	116,541	199,524	20.1	78,978
Short-term debt	117,446		1,129,289	8,898		108,548	40,344		77,102
Current installments of long-term debt	200		1,923	294		(94)	291		(91)
Trade payables	83,153		799,548	76,391		6,792	78,445		4,708
Accrued expenses	68,205		655,817	63,834		4,371	69,346		(1,141)
Income taxes payables	2,365		22,740	7,660		(5,295)	1,600		765
Other current liabilities	7,133		68,587	4,884		2,249	9,498		(2,365)

Noncurrent liabilities	53,072	5.0	510,308	53,311	5.7	(239)	54,421	5.5	(1,349)
Long-term debt, excluding current installments	157		1,510	152		5	182		(25)
Retirement and severance benefits	34,254		329,365	33,990		264	34,543		(289)
Deferred income taxes	5,873		56,471	5,998		(125)	6,148		(275)
Other noncurrent liabilities	12,788		122,962	13,171		(383)	13,548		(760)
Total liabilities	331,574	31.2	3,188,212	215,272	23.0	116,302	253,945	25.6	77,629

Minority interests	3,532	0.3	33,961	3,684	0.4	(152)	3,541	0.4	(9)

Common stock	32,641		313,856	32,641		—	32,641		—
Additional paid-in capital	64,113		616,471	63,887		226	63,935		178
Legal reserve	20,060		192,884	19,510		550	19,644		416
Retained earnings	690,867		6,642,952	688,719		2,148	683,939		6,928
Accumulated other comprehensive income (loss)	(73,149)		(703,356)	(81,583)		8,434	(59,472)		(13,677)
Treasury stock	(6,343)		(60,990)	(6,597)		254	(6,448)		105
Total stockholders’ equity	728,189	68.5	7,001,817	716,577	76.6	11,612	734,239	74.0	(6,050)
TOTAL	1,063,295	100.0	10,223,990	935,533	100.0	127,762	991,725	100.0	71,570

Note:
     U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
6) Statements of income
[1st half results]

Term	1H of FY2008		1H of FY2009
	(April 1, 2007 -		(April 1,2008 -			Change
	Sep. 30, 2007)		Sep. 30,2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	433,088	100.0	396,537	100.0	3,812,856	(36,551)	-8.4
Cost of sales	318,318	73.5	307,556	77.6	2,957,269	(10,762)	-3.4
Gross profit	114,770	26.5	88,981	22.4	855,587	(25,789)	-22.5
Selling, general and administrative expenses	82,547	19.1	74,600	18.8	717,308	(7,947)	-9.6
Gain on business transfer to Imation Corp.	(14,922)	-3.5	—	—	—	14,922	—
Operating income	47,145	10.9	14,381	3.6	138,279	(32,764)	-69.5

Other income (deductions):
Interest and dividend income	4,744		2,177		20,933	(2,567)
Interest expense	(71)		(278)		(2,673)	(207)
Foreign exchange gain (loss)	(1,996)		(1,758)		(16,904)	238
Other-net	(1,460)		304		2,923	1,764
Total other income (deductions)	1,217	0.3	445	0.1	4,279	(772)	-63.4

Income before income taxes	48,362	11.2	14,826	3.7	142,558	(33,536)	-69.3

Income taxes	13,373	3.1	3,238	0.8	31,135	(10,135)	-75.8

Income before minority interests	34,989	8.1	11,588	2.9	111,423	(23,401)	-66.9

Minority interests	363	0.1	(280)	-0.1	(2,692)	(643)	—

Net income	34,626	8.0	11,868	3.0	114,115	(22,758)	-65.7

[2nd half results]

Term	2Q of FY2008		2Q of FY2009
	(July 1, 2007 -		(July 1, 2008 -			Change
	Sep. 30, 2007)		Sep. 30, 2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	226,389	100.0	205,914	100.0	1,979,942	(20,475)	-9.0
Cost of sales	167,686	74.1	159,141	77.3	1,530,202	(8,545)	-5.1
Gross profit	58,703	25.9	46,773	22.7	449,740	(11,930)	-20.3
Selling, general and administrative expenses	42,609	18.8	37,785	18.3	363,317	(4,824)	-11.3
Gain on business transfer to Imation Corp.	(14,922)	-6.6	—	—	—	14,922	—
Operating income	31,016	13.7	8,988	4.4	86,423	(22,028)	-71.0

Other income (deductions):
Interest and dividend income	2,304		1,059		10,183	(1,245)
Interest expense	(43)		(199)		(1,914)	(156)
Foreign exchange gain (loss)	(3,631)		(1,060)		(10,192)	2,571
Other-net	(1,465)		461		4,433	1,926
Total other income (deductions)	(2,835)	-1.3	261	0.1	2,510	3,096	—

Income before income taxes	28,181	12.4	9,249	4.5	88,933	(18,932)	-67.2

Income taxes	9,322	4.1	1,898	0.9	18,250	(7,424)	-79.6

Income before minority interests	18,859	8.3	7,351	3.6	70,683	(11,508)	-61.0

Minority interests	255	0.1	(71)	-0.0	(682)	(326)	—

Net income	18,604	8.2	7,422	3.6	71,365	(11,182)	-60.1

Note:
            U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
7) Statements of cash flows
[1st half results]

Term	1H of FY2008	1H of FY2009

	(April 1, 2007 - Sep. 30, 2007)	(April 1, 2008 - Sep. 30, 2008)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income	34,626	11,868	114,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,112	38,824	373,308
Gain on business transfer to Imation Corp.	(14,922)	—	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(25,008)	(1,149)	(11,048)
Decrease (increase) in inventories	(10,822)	(4,459)	(42,875)
Increase (decrease) in trade payables	18,471	4,814	46,288
Increase (decrease) in accrued expenses	8,552	(1,005)	(9,663)
Increase (decrease) in changes in other assets and liabilities, net	(116)	(3,745)	(36,010)
Other-net	(1,741)	693	6,664
Net cash provided by operating activities	42,152	45,841	440,779

Cash flows from investing activities:
Capital expenditures	(38,242)	(67,716)	(651,115)
Proceeds from sale and maturity of short-term investments	15,877	1,212	11,654
Payment for purchase of short-term investments	(28,824)	(5,909)	(56,817)
Proceeds from sale and maturity of investments in securities	10	4,155	39,952
Payment for purchase of investments in securities	(3,099)	(823)	(7,914)
Acquisition of affiliates	—	(74,953)	(720,702)
Other-net	2,237	1,175	11,298
Net cash used in investing activities	(52,041)	(142,859)	(1,373,644)

Cash flows from financing activities:
Repayment of long-term debt	(271)	(207)	(1,991)
Increase (decrease) in short-term debt, net	(827)	108,503	1,043,298
Cash paid to acquire treasury stock	(39,239)	(10)	(96)
Dividends paid	(7,946)	(9,027)	(86,798)
Other-net	535	117	1,125
Net cash provided by (used in) financing activities	(47,748)	99,376	955,538

Effect of exchange rate changes on cash and cash equivalents	(2,066)	5,154	49,558
Net increase (decrease) in cash and cash equivalents	(59,703)	7,512	72,231
Cash and cash equivalents at beginning of period	289,169	166,105	1,597,163
Cash and cash equivalents at end of period	229,466	173,617	1,669,394
Note:
     U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
8) Segment Information
1. Industry segment information
Recording media sales have dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business and as a result these sales now account for less than 10% of total net sales. Because the electronic materials and components segment accounted for more than 90% of total net sales and operating income, segment information has been omitted.
2. Geographic segment information
[1st half results]

Term		1H of FY2008		1H of FY2009
		(April 1, 2007 -		(April 1, 2008 -			Change
		Sep. 30, 2007)		Sep. 30, 2008)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Japan	Net sales	201,260	100.0	168,428	100.0	1,619,500	(32,832)	-16.3
	Operating income (loss)	30,257	15.0	(5,525)	-3.3	(53,125)	(35,782)	—
Americas	Net sales	56,062	100.0	45,532	100.0	437,808	(10,530)	-18.8
	Operating income	5,284	9.4	5,779	12.7	55,567	495	9.4
Europe	Net sales	31,967	100.0	21,419	100.0	205,952	(10,548)	-33.0
	Operating income (loss)	(3,666)	-11.5	(758)	-3.5	(7,288)	2,908	—
Asia and	Net sales	312,723	100.0	301,404	100.0	2,898,115	(11,319)	-3.6
others	Operating income	16,243	5.2	16,925	5.6	162,740	682	4.2
Intersegment	Net sales	168,924		140,246		1,348,519	(28,678)
eliminations	Operating income	973		2,040		19,615	1,067
Total	Net sales	433,088	100.0	396,537	100.0	3,812,856	(36,551)	-8.4
	Operating income	47,145	10.9	14,381	3.6	138,279	(32,764)	-69.5

[2nd quarter results]

Term		2Q of FY2008		2Q of FY2009
		(July 1, 2007 -		(July 1, 2008 -			Change
		Sep. 30, 2007)		Sep. 30, 2008)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Japan	Net sales	101,475	100.0	84,366	100.0	811,212	(17,109)	-16.9
	Operating income (loss)	20,803	20.5	(3,753)	-4.4	(36,087)	(24,556)	—
Americas	Net sales	28,850	100.0	23,670	100.0	227,596	(5,180)	-18.0
	Operating income	4,663	16.2	4,652	19.7	44,731	(11)	-0.2
Europe	Net sales	13,649	100.0	10,663	100.0	102,529	(2,986)	-21.9
	Operating income (loss)	(3,168)	-23.2	(770)	-7.2	(7,404)	2,398	—
Asia and	Net sales	169,863	100.0	159,410	100.0	1,532,788	(10,453)	-6.2
others	Operating income	9,643	5.7	9,985	6.3	96,010	342	3.5
Intersegment	Net sales	87,448		72,195		694,183	(15,253)
eliminations	Operating income	925		1,126		10,827	201
Total	Net sales	226,389	100.0	205,914	100.0	1,979,942	(20,475)	-9.0
	Operating income	31,016	13.7	8,988	4.4	86,423	(22,028)	-71.0

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
3. Overseas Sales
[1st half results]

Term	1H of FY2008		1H of FY2009
	(April 1, 2007 -		(April 1, 2008 -			Change
	Sep. 30, 2007)		Sep. 30, 2008)
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Americas	50,947	11.8	44,589	11.2	428,740	(6,358)	-12.5
Europe	32,879	7.6	23,998	6.1	230,750	(8,881)	-27.0
Asia and others	272,995	63.0	264,342	66.7	2,541,750	(8,653)	-3.2
Overseas sales total	356,821	82.4	332,929	84.0	3,201,240	(23,892)	-6.7
Japan	76,267	17.6	63,608	16.0	611,616	(12,659)	-16.6
Net sales	433,088	100.0	396,537	100.0	3,812,856	(36,551)	-8.4

[2nd quarter results]

Term	2Q of FY2008		2Q of FY2009
	(July 1, 2007 -		(July 1, 2008 -			Change
	Sep. 30, 2007)		Sep. 30, 2008)
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Americas	26,212	11.6	21,999	10.7	211,529	(4,213)	-16.1
Europe	14,869	6.6	11,847	5.8	113,913	(3,022)	-20.3
Asia and others	147,984	65.3	140,925	68.4	1,355,048	(7,059)	-4.8
Overseas sales total	189,065	83.5	174,771	84.9	1,680,490	(14,294)	-7.6
Japan	37,324	16.5	31,143	15.1	299,452	(6,181)	-16.6
Net sales	226,389	100.0	205,914	100.0	1,979,942	(20,475)	-9.0

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 104, for convenience only.

TDK Corporation Consolidated 2Q of FY March 2009(U.S. GAAP)
9) Supplementary Information (Consolidated)
Exchange rates used for conversion

Term	As of Sep. 30, 2007		As of Sep. 30, 2008
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
The end of the period	115.43	163.38	103.57	149.05

Sales breakdown
[1st half results]

Term	1H of FY2008		1H of FY2009			Change
	(April 1, 2007 - Sep. 30, 2007)		(April 1, 2008 - Sep. 30, 2008)
	Amount	Ratio to	Amount	Ratio to	Amount
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials	102,766	23.7	92,188	23.3	886,423	(10,578)	-10.3
Electronic devices	104,436	24.1	98,728	24.9	949,308	(5,708)	-5.5
Recording devices	156,920	36.3	150,069	37.8	1,442,971	(6,851)	-4.4
Others	68,966	15.9	55,552	14.0	534,154	(13,414)	-19.5
Total sales	433,088	100.0	396,537	100.0	3,812,856	(36,551)	-8.4
Overseas sales	356,821	82.4	332,929	84.0	3,201,240	(23,892)	-6.7

[2nd quarter results]

Term	2Q of FY2008		2Q of FY2009			Change
	(July 1, 2007 - Sep. 30, 2007)		(July 1, 2008 - Sep. 30, 2008)
	Amount	Ratio to	Amount	Ratio to	Amount
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials	53,063	23.4	46,517	22.6	447,279	(6,546)	-12.3
Electronic devices	54,455	24.1	50,053	24.3	481,279	(4,402)	-8.1
Recording devices	86,504	38.2	77,624	37.7	746,384	(8,880)	-10.3
Others	32,367	14.3	31,720	15.4	305,000	(647)	-2.0
Total sales	226,389	100.0	205,914	100.0	1,979,942	(20,475)	-9.0
Overseas sales	189,065	83.5	174,771	84.9	1,680,490	(14,294)	-7.6

Notes:
     1. Recording media results are now included in the “others” sector.
     2. U.S.$1=Yen 104, for convenience only.
Overseas sales by division
[1st half results]

Term	1H of FY2008		1H of FY2009		Change
	April 1, 2007 -		April 1, 2008 -
	Sep. 30, 2007		Sep. 30, 2008
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(Yen millions)	Change(%)
Electronic materials	78,089	18.1	69,325	17.5	(8,764)	-11.2
Electronic devices	71,031	16.4	69,058	17.4	(1,973)	-2.8
Recording devices	155,107	35.8	148,712	37.5	(6,395)	-4.1
Others	52,594	12.1	45,834	11.6	(6,760)	-12.9
Overseas sales	356,821	82.4	332,929	84.0	(23,892)	-6.7

[2nd quarter results]

Term	2Q of FY2008		2Q of FY2009		Change
	July 1, 2007 -		July 1, 2008 -
	Sep. 30, 2007		Sep. 30, 2008
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(Yen millions)	Change(%)
Electronic materials	40,653	18.0	35,426	17.2	(5,227)	-12.9
Electronic devices	37,680	16.6	35,413	17.2	(2,267)	-6.0
Recording devices	85,467	37.7	76,852	37.3	(8,615)	-10.1
Others	25,265	11.2	27,080	13.2	1,815	7.2
Overseas sales	189,065	83.5	174,771	84.9	(14,294)	-7.6

Note:
     Recording media results are now included in the “others” sector.
Company group
     As of September 30, 2008, TDK had 93 subsidiaries (18 in Japan and 75 overseas). TDK also had 8 affiliates (4 in Japan and 4 overseas) whose financial statements are accounted for by the equity method.